EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13(d)-1(k)

In accordance with Rule 13d-1(k), the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Date: February 5, 2025

DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

By: Drawbridge Special Opportunities GP LLC, its general partner

By: /s/ David N. Brooks
         Name: David N. Brooks
         Title: Secretary

DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

By: /s/ David N. Brooks
         Name: David N. Brooks
         Title: Secretary

DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC

By: /s/ David N. Brooks
         Name: David N. Brooks
         Title: Secretary

FIG LLC

By: /s/ David N. Brooks
         Name: David N. Brooks
         Title: Secretary

FORTRESS PRINCIPAL INVESTMENT HOLDINGS IV LLC

By: /s/ David N. Brooks
         Name: David N. Brooks
         Title: General Counsel

FORTRESS OPERATING ENTITY I LP

By: FIG Blue LLC, its general partner

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FIG BLUE LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FINCO I INTERMEDIATE HOLDCO LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FINCO I LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FIG PARENT, LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FOUNDATION HOLDCO LP

By: FIG Buyer GP, LLC, its general partner

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FIG BUYER GP, LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary